UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

i-80 Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

44955L106
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)
☐      Rule 13d-1(c)
☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 44955L106	Page 2 of 5

1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
60,857,356

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
60,857,356

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,857,356

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

CUSIP No. 44955L106	Page 3 of 5

Item 1(a).	Name of Issuer:

i-80 Gold Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55190 Neil Road, Suite 460, Reno, NV 89502

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Orion Resource Partners (USA) LP (the “Reporting Person”). The Reporting Person serves as investment advisor to each of Orion Mine Finance Fund II, LP, a Bermuda exempted limited partnership (“Fund II”), and Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands (“Fund III”). Based on the relationships described herein, the Reporting Person may be deemed to have voting and investment control over the Shares (as defined below) reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

44955L106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 44955L106	Page 4 of 5

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, the Reporting Person may be deemed the beneficial owner of 60,857,356 Shares. This amount includes: (i) 9,342,887 Shares held directly by Fund II; (ii) 9,574,689 Shares held directly by Fund III; (iii) 11,808,788 Shares the Reporting Person has the right to acquire upon conversion of warrants (“Warrants”) held directly by Fund III; and (iv) 30,130,992 Shares the Reporting Person has the right to acquire upon conversion of $50,000,000 in principal, plus accrued interest, of a convertible loan (the “Convertible Loan”) held directly by Fund III.

Item 4(b).	Percent of Class:

As of September 30, 2024, the Reporting Person may be deemed the beneficial owner of approximately 13.9% of Shares outstanding. This percentage is based on the sum of: (i) 396,433,802 Shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 12, 2024; (ii) the 11,808,788 Shares issuable to the Reporting Person upon exercise of Warrants; and (iii) the 30,130,992 Shares issuable to the Reporting Person upon conversion of their Convertible Loan, each of (ii) and (iii) having been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c).	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:	60,857,356
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	60,857,356
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The responses to Items 2 and 4 are incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 44955L106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer

November 14, 2024